Exhibit 99.1

Melco Announces Unaudited First Quarter 2025 Earnings

MACAU, May 08, 2025 (GLOBE NEWSWIRE) – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the first quarter of 2025.

Total operating revenues for the first quarter of 2025 were US$1.23 billion, representing an increase of approximately 11% from US$1.11 billion for the comparable period in 2024. The increase in total operating revenues was primarily attributable to the improved performance in all gaming operations and overall non-gaming operations.

Operating income for the first quarter of 2025 was US$144.9 million, compared with US$125.4 million in the first quarter of 2024.

Melco’s Adjusted Property EBITDA(1) was US$341.0 million in the first quarter of 2025, compared with US$298.8 million in the first quarter of 2024.

Net income attributable to Melco Resorts & Entertainment Limited for the first quarter of 2025 was US$32.5 million, or US$0.08 per ADS, compared with US$15.2 million, or US$0.03 per ADS, in the first quarter of 2024. The net loss attributable to noncontrolling interests was US$4.8 million and US$14.6 million during the first quarters of 2025 and 2024, respectively, the majority of which related to the net loss attributable to Studio City and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Macau Property EBITDA grew 32% quarter-over-quarter, demonstrating our strength and growth potential in Macau. Mass drop increased each month during the quarter, and we recorded our highest daily mass drop ever. The ongoing strength that we are seeing in our business momentum is a direct result of the combined efforts of our teams, and the quality of our product offerings, and we will continue to build on this momentum.

“City of Dreams Manila was impacted by the increased competition in the market, while results at City of Dreams Mediterranean and our satellite casinos in Cyprus exhibited solid sequential and year-on-year growth despite the continued challenges posed by the conflicts in the region.

“And finally, the fit-out of the casino at City of Dreams Sri Lanka is progressing well and we continue to expect to commence casino operations in the third quarter of 2025.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2025, total operating revenues at City of Dreams were US$658.1 million, compared with US$550.9 million in the first quarter of 2024. City of Dreams’ Adjusted EBITDA was US$195.9 million in the first quarter of 2025, compared with US$153.6 million in the first quarter of 2024. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming operations.

Rolling chip volume increased to US$6.05 billion during the first quarter of 2025, compared with US$5.69 billion in the first quarter of 2024 and win rate was 3.74% in the first quarter of 2025 versus 2.23% in the first quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.59 billion in the first quarter of 2025, compared with US$1.48 billion in the first quarter of 2024 and hold percentage was 30.2% in the first quarter of 2025, compared with 31.7% in the first quarter of 2024.

Gaming machine handle for the first quarter of 2025 was US$911.0 million, compared with US$890.0 million in the first quarter of 2024 and win rate was 3.2% in the first quarter of 2025 versus 3.1% in the first quarter of 2024.

Total non-gaming revenue at City of Dreams in the first quarter of 2025 was US$84.1 million, compared with US$80.6 million in the first quarter of 2024.

Studio City First Quarter Results

For the quarter ended March 31, 2025, total operating revenues at Studio City were US$354.5 million, compared with US$331.4 million in the first quarter of 2024. Studio City’s Adjusted EBITDA was US$97.3 million in the first quarter of 2025, compared with US$87.9 million in the first quarter of 2024. The year-over-year increase in Adjusted EBITDA was primarily a result of better mass market performance.

Mass market table games drop was US$923.9 million in the first quarter of 2025, compared with US$923.3 million in the first quarter of 2024 and hold percentage was 32.8% in the first quarter of 2025, compared with 29.5% in the first quarter of 2024.

Gaming machine handle for the first quarter of 2025 was US$871.5 million, compared with US$824.3 million in the first quarter of 2024 and win rate was 3.8% in the first quarter of 2025, compared with 3.2% in the first quarter of 2024.

Total non-gaming revenue at Studio City was US$70.7 million in both the first quarters of 2025 and 2024.

As reported in the earnings release for the fourth quarter of 2024, Studio City has strategically repositioned itself to focus on the premium mass and mass segments, and VIP rolling chip operations at Studio City were transferred to City of Dreams in late October 2024.

Altira Macau First Quarter Results

For the quarter ended March 31, 2025, total operating revenues at Altira Macau were US$27.9 million, compared with US$34.2 million in the first quarter of 2024. Altira Macau’s negative Adjusted EBITDA was US$0.7 million in the first quarter of 2025, compared with Adjusted EBITDA of US$1.4 million in the first quarter of 2024. The year-over-year change in Adjusted EBITDA was primarily a result of softer performance in mass market table games.

Mass market table games drop was US$108.8 million in the first quarter of 2025 versus US$140.7 million in the first quarter of 2024 and hold percentage was 22.4% in the first quarter of 2025, compared with 24.3% in the first quarter of 2024.

Gaming machine handle for the first quarter of 2025 was US$131.6 million, compared with US$93.9 million in the first quarter of 2024 and win rate was 2.9% in the first quarter of 2025 versus 3.2% in the first quarter of 2024.

Total non-gaming revenue at Altira Macau was US$5.0 million in both the first quarters of 2025 and 2024.

Mocha and Other First Quarter Results

Total operating revenues from Mocha and Other were US$30.6 million in the first quarter of 2025, compared with US$31.9 million in the first quarter of 2024. Mocha and Other’s Adjusted EBITDA was US$6.8 million in the first quarter of 2025, compared with US$7.5 million in the first quarter of 2024.

Mass market table games drop was US$57.3 million in the first quarter of 2025 versus US$58.9 million in the first quarter of 2024 and hold percentage was 16.2% in both the first quarters of 2025 and 2024.

Gaming machine handle for the first quarter of 2025 was US$558.8 million, compared with US$527.6 million in the first quarter of 2024 and win rate was 4.0% in the first quarter of 2025 versus 4.5% in the first quarter of 2024.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2025, total operating revenues at City of Dreams Manila were US$101.6 million, compared with US$110.7 million in the first quarter of 2024. City of Dreams Manila’s Adjusted EBITDA was US$30.1 million in the first quarter of 2025, compared with Adjusted EBITDA of US$37.8 million in the comparable period of 2024. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer mass market performance.

City of Dreams Manila’s rolling chip volume was US$351.9 million in the first quarter of 2025 versus US$527.7 million in the first quarter of 2024 and win rate was 2.98% in the first quarter of 2025 versus 2.20% in the first quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$145.5 million in the first quarter of 2025, compared with US$180.6 million in the first quarter of 2024 and hold percentage was 32.6% in the first quarter of 2025, compared with 31.8% in the first quarter of 2024.

Gaming machine handle for the first quarter of 2025 was US$1.01 billion, compared with US$1.13 billion in the first quarter of 2024 and win rate was 5.1% in the first quarter of 2025 versus 5.0% in the first quarter of 2024.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2025 was US$26.6 million, compared with US$28.8 million in the first quarter of 2024.

City of Dreams Mediterranean and Other First Quarter Results

The Company operates three satellite casinos in Cyprus in conjunction with City of Dreams Mediterranean.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended March 31, 2025 were US$58.5 million, compared with US$52.4 million in the first quarter of 2024. City of Dreams Mediterranean and Other’s Adjusted EBITDA was US$11.6 million in the first quarter of 2025, compared with US$10.5 million in the first quarter of 2024.

Rolling chip volume was US$11.9 million for the first quarter of 2025 versus US$5.2 million in the first quarter of 2024 and win rate was 3.99% in the first quarter of 2025, compared with 8.47% in the first quarter of 2024. The expected rolling chip win rate range is 2.85%-3.15%. The significant fluctuation on the rolling chip win rate resulted from low gaming volumes in the first quarter of 2024.

Mass market table games drop was US$145.0 million in the first quarter of 2025, compared with US$108.2 million in the first quarter of 2024 and hold percentage was 20.0% in the first quarter of 2025, compared with 25.6% in the first quarter of 2024.

Gaming machine handle for the first quarter of 2025 was US$591.2 million, compared with US$504.0 million in the first quarter of 2024 and win rate was 5.0% in the first quarter of 2025 versus 5.1% in the first quarter of 2024.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the first quarter of 2025 was US$18.8 million, compared with US$11.8 million in the first quarter of 2024.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2025 were US$112.5 million, which mainly included interest expense, net of amounts capitalized of US$119.5 million, partially offset by net foreign exchange gains of US$5.6 million.

Depreciation and amortization costs of US$130.4 million were recorded in the first quarter of 2025, of which US$5.0 million related to the amortization expense for land use rights.

The Adjusted EBITDA for Studio City for the three months ended March 31, 2025 referred to above was US$27.4 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated May 8, 2025 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the gaming operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2025 aggregated to US$1.23 billion, including US$125.3 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.16 billion at the end of the first quarter of 2025. Available liquidity, including cash and undrawn revolving credit facilities as of March 31, 2025 was approximately US$3.27 billion.

Capital expenditures for the first quarter of 2025 were US$97.4 million, which included costs related to enhancement projects at City of Dreams in Macau and Studio City, and the fit-out of the casino at City of Dreams Sri Lanka.

Share Repurchase Program

During the period from January 1, 2025 to May 7, 2025, Melco repurchased approximately 32.3 million ADSs (representing approximately 97.0 million ordinary shares) from the open market at an aggregate purchase price of approximately US$165 million, under its US$500 million share repurchase program. The Company currently has remaining authority to repurchase up to approximately US$223 million of ordinary shares.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its first quarter 2025 financial results on Thursday, May 8, 2025 at 8:30 a.m. Eastern Time (or 8:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers, passcode and a unique Personal PIN which can be used to join the conference.

Online Registration Link: https://s1.c-conf.com/diamondpass/10046805-vujibk.html

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1) “Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA, which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA to measure the operating performance of our segments and to compare the operating performance of our properties with those of our competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA do not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2) “Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, and property charges and other, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”), which are non-GAAP financial measures, are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates City of Dreams (www.cityofdreamsmacau.com) and Altira Macau (www.altiramacau.com), integrated resorts located in Cotai and Taipa, Macau, respectively. Its business also includes the Grand Dragon Casino, a casino located in Taipa, Macau and Mocha Clubs (www.mochaclubs.com), the largest non-casino based operator of electronic gaming machines in Macau. In addition, the Company operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, the Company operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (www.cityofdreamsmed.com.cy) and licensed satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended March 31,
	2025	2024
Operating revenues:
Casino	$1,024,412	$913,320
Rooms	105,139	100,838
Food and beverage	75,548	66,105
Entertainment, retail and other	27,209	32,144

Total operating revenues	1,232,308	1,112,407

Operating costs and expenses:
Casino	(662,657)	(609,751)
Rooms	(35,625)	(29,252)
Food and beverage	(61,097)	(54,737)
Entertainment, retail and other	(13,787)	(16,626)
General and administrative	(154,950)	(126,955)
Payments to the Philippine Parties	(9,239)	(8,489)
Pre-opening costs	(14,041)	(2,289)
Development costs	(3,424)	(138)
Amortization of land use rights	(5,002)	(4,976)
Depreciation and amortization	(125,421)	(131,822)
Property charges and other	(2,195)	(2,022)

Total operating costs and expenses	(1,087,438)	(987,057)

Operating income	144,870	125,350

Non-operating income (expenses):
Interest income	2,876	4,538
Interest expense, net of amounts capitalized	(119,506)	(124,192)
Other financing costs	(2,083)	(1,624)
Foreign exchange gains (losses), net	5,602	(1,828)
Other income, net	600	2,000

Total non-operating expenses, net	(112,511)	(121,106)

Income before income tax	32,359	4,244
Income tax expense	(4,612)	(3,694)

Net income	27,747	550
Net loss attributable to noncontrolling interests	4,785	14,620

Net income attributable to Melco Resorts & Entertainment Limited	$32,532	$15,170

Net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.026	$0.012

Diluted	$0.026	$0.012

Net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.078	$0.035

Diluted	$0.078	$0.035

Weighted average shares outstanding used in net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,249,814,229	1,311,270,775

Diluted	1,252,942,136	1,318,824,507

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	March 31, 2025	December 31, 2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,104,161	$1,147,193
Restricted cash	—	368
Accounts receivable, net	124,947	144,211
Receivables from affiliated companies	1,983	2,422
Inventories	33,245	32,452
Prepaid expenses and other current assets	109,712	102,521

Total current assets	1,374,048	1,429,167

Property and equipment, net	5,262,257	5,272,500
Intangible assets, net	283,386	288,710
Goodwill	81,937	82,090
Long-term prepayments, deposits and other assets, net	128,003	131,850
Restricted cash	125,282	125,511
Operating lease right-of-use assets	88,524	89,164
Land use rights, net	560,296	566,351

Total assets	$7,903,733	$7,985,343

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$18,802	$24,794
Accrued expenses and other current liabilities	1,007,912	1,054,018
Income tax payable	30,937	38,009
Operating lease liabilities, current	20,286	18,590
Finance lease liabilities, current	34,196	33,817
Current portion of long-term debt, net	21,610	21,597
Payables to affiliated companies	1,152	39

Total current liabilities	1,134,895	1,190,864

Long-term debt, net	7,138,108	7,135,825
Other long-term liabilities	295,447	315,299
Deferred tax liabilities, net	37,236	36,708
Operating lease liabilities, non-current	80,867	80,673
Finance lease liabilities, non-current	164,116	165,938

Total liabilities	8,850,669	8,925,307

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,351,540,382 shares issued; 1,233,596,557 and 1,259,138,299 shares outstanding, respectively	13,515	13,515
Treasury shares, at cost; 117,943,825 and 92,402,083 shares, respectively	(262,429)	(216,626)
Additional paid-in capital	2,991,901	2,985,730
Accumulated other comprehensive losses	(87,694)	(95,750)
Accumulated losses	(3,980,797)	(4,013,329)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,325,504)	(1,326,460)
Noncontrolling interests	378,568	386,496

Total deficit	(946,936)	(939,964)

Total liabilities and deficit	$7,903,733	$7,985,343

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended March 31,
	2025	2024
Net income attributable to Melco Resorts & Entertainment Limited	$32,532	$15,170
Pre-opening costs	14,041	2,289
Development costs	3,424	138
Property charges and other	2,195	2,022
Income tax impact on adjustments	(243)	(19)
Noncontrolling interests impact on adjustments	(864)	(39)

Adjusted net income attributable to Melco Resorts & Entertainment Limited	$51,085	$19,561

Adjusted net income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.041	$0.015

Diluted	$0.041	$0.015

Adjusted net income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.123	$0.045

Diluted	$0.122	$0.044

Weighted average shares outstanding used in adjusted net income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,249,814,229	1,311,270,775

Diluted	1,252,942,136	1,318,824,507

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended March 31, 2025
	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating income (loss)	$137,492	$38,126	$(2,443)	$5,720	$13,524	$(472)	$(47,077)	$144,870
Payments to the Philippine Parties	—	—	—	—	9,239	—	—	9,239
Integrated resort and casino rent (3)	—	—	—	—	1,684	—	1,791	3,475
Pre-opening costs (4)	8,476	155	—	—	—	—	3,619	12,250
Development costs	—	—	—	—	—	—	3,424	3,424
Depreciation and amortization	49,539	56,748	527	1,027	5,358	11,998	5,226	130,423
Share-based compensation	1,297	338	98	44	216	100	4,697	6,790
Property charges and other	(896)	1,955	1,129	—	34	(14)	(13)	2,195

Adjusted EBITDA	195,908	97,322	(689)	6,791	30,055	11,612	(28,333)	312,666
Corporate and Other expenses	—	—	—	—	—	—	28,333	28,333

Adjusted Property EBITDA	$195,908	$97,322	$(689)	$6,791	$30,055	$11,612	$—	$340,999

	Three Months Ended March 31, 2024
	City of Dreams	Studio City	Altira Macau	Mocha and Other	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating income (loss)	$98,066	$33,281	$(384)	$6,512	$15,492	$(2,435)	$(25,182)	$125,350
Payments to the Philippine Parties	—	—	—	—	8,489	—	—	8,489
Integrated resort and casino rent (3)	—	—	—	—	1,748	—	—	1,748
Pre-opening costs	1,872	59	69	—	—	289	—	2,289
Development costs	—	—	—	—	—	—	138	138
Depreciation and amortization	51,424	54,267	575	921	11,626	12,714	5,271	136,798
Share-based compensation	1,314	374	119	37	300	105	4,654	6,903
Property charges and other	927	(60)	1,047	(5)	190	(136)	59	2,022

Adjusted EBITDA	153,603	87,921	1,426	7,465	37,845	10,537	(15,060)	283,737
Corporate and Other expenses	—	—	—	—	—	—	15,060	15,060

Adjusted Property EBITDA	$153,603	$87,921	$1,426	$7,465	$37,845	$10,537	$—	$298,797

(3)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to John Keells Group.
(4)	Certain amounts of pre-opening costs are grouped and reported under the line item Integrated resort and casino rent.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended March 31,
	2025	2024
Net income attributable to Melco Resorts & Entertainment Limited	$32,532	$15,170
Net loss attributable to noncontrolling interests	(4,785)	(14,620)

Net income	27,747	550
Income tax expense	4,612	3,694
Interest and other non-operating expenses, net	112,511	121,106
Depreciation and amortization	130,423	136,798
Property charges and other	2,195	2,022
Share-based compensation	6,790	6,903
Development costs	3,424	138
Pre-opening costs (4)	12,250	2,289
Integrated resort and casino rent (3)	3,475	1,748
Payments to the Philippine Parties	9,239	8,489

Adjusted EBITDA	312,666	283,737
Corporate and Other expenses	28,333	15,060

Adjusted Property EBITDA	$340,999	$298,797

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended March 31,
	2025	2024
Room Statistics:
City of Dreams
Average daily rate (5)	$218	$206
Occupancy per available room	98%	94%
Revenue per available room (6)	$213	$194
Studio City
Average daily rate (5)	$169	$159
Occupancy per available room	99%	96%
Revenue per available room (6)	$166	$152
Altira Macau
Average daily rate (5)	$134	$133
Occupancy per available room	97%	94%
Revenue per available room (6)	$130	$126
City of Dreams Manila
Average daily rate (5)	$159	$169
Occupancy per available room	95%	96%
Revenue per available room (6)	$150	$162
City of Dreams Mediterranean and Other
Average daily rate (5)	$358	$299
Occupancy per available room	57%	54%
Revenue per available room (6)	$206	$161
Other Information:
City of Dreams
Average number of table games	430	430
Average number of gaming machines	627	646
Table games win per unit per day (7)	$18,259	$15,266
Gaming machines win per unit per day (8)	$508	$474
Studio City
Average number of table games	253	246
Average number of gaming machines	797	670
Table games win per unit per day (7)	$13,320	$13,031
Gaming machines win per unit per day (8)	$458	$437
Altira Macau
Average number of table games	37	43
Average number of gaming machines	135	136
Table games win per unit per day (7)	$7,321	$8,725
Gaming machines win per unit per day (8)	$310	$243
Mocha and Other
Average number of table games	15	18
Average number of gaming machines	855	897
Table games win per unit per day (7)	$6,894	$5,834
Gaming machines win per unit per day (8)	$288	$292
City of Dreams Manila
Average number of table games	269	269
Average number of gaming machines	2,273	2,280
Table games win per unit per day (7)	$2,399	$2,821
Gaming machines win per unit per day (8)	$250	$274
City of Dreams Mediterranean and Other
Average number of table games	106	104
Average number of gaming machines	887	889
Table games win per unit per day (7)	$3,093	$2,974
Gaming machines win per unit per day (8)	$372	$317

(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis